Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Earnings:
Income before income taxes	$53,783	$124,910
Add (deduct):
Fixed charges	29,423	66,913
Capitalized interest, net of amortization	(55)	389
Other	—	231

Earnings available for fixed charges (a)	$83,151	$192,443

Fixed charges:
Interest expense	$19,874	$49,304
Capitalized interest and tax interest	20	57
One third of rental expense (1)	9,529	17,552

Total fixed charges (b)	$29,423	$66,913

Ratio of earnings to fixed charges (a/b)	2.83	2.88

(1)	Considered to be representative of interest factor in rental expense.